EXHIBIT 99.1
Notice to ASX/LSE

Rio Tinto plc annual general meeting

The annual general meeting of Rio Tinto plc was held on 8 April 2022.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 17 (inclusive) and Resolution 22 of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Australia on 5 May 2022.

The remaining resolutions 18 to 21 (inclusive) were put to Rio Tinto plc shareholders on a poll at the annual general meeting today. The results of that poll are set out below.

The addresses given by the Chairman and the Chief Executive are available at www.riotinto.com/agm.

Resolutions	For/Discretion (no of votes)	% for / discretion	Against (no of votes)	Total votes validly cast	% of issued share capital voted	Withheld*
18. General authority to allot shares	906,818,271	98.51%	13,734,416	920,552,687	73.69%	2,155,910
19. Disapplication of pre-emption rights	915,306,396	99.47%	4,854,016	920,160,412	73.66%	2,550,514
20. Authority to purchase Rio Tinto plc shares	732,358,932	79.51%	188,747,010	921,105,942	73.73%	1,602,135
21. Notice period for general meetings other than annual general meetings	878,544,694	95.37%	42,615,928	921,160,622	73.74%	1,547,188

*It should be noted that a vote ‘withheld’ is not a vote in law and is not counted in the calculation of the proportion of votes for and against each resolution.

For the purposes of section 341 of the UK Companies Act 2006, the votes validly cast are expressed in the table as a percentage of Rio Tinto plc's total issued share capital (excluding shares held in Treasury) as at 8pm on 6 April 2022, being the time at which a shareholder had to be registered in the Company’s register of members in order to attend and vote at the annual general meeting. The number of shares in issue was 1,255,806,237 (excluding Treasury shares 1,249,216,054).

The Company notes that Resolution 20 ‘Authority to purchase Rio Tinto plc shares’ was passed with less than 80% of votes in favour. Shining Prospect (a subsidiary of the Aluminium Corporation of China “Chinalco”) voted against Resolution 20. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of over 14% given its non-participation in the Company’s significant share buyback programmes. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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